Exhibit 2

UCI Holdings Limited
UCI Holdings Limited Reports Results of Operations for
First Quarter 2011
EVANSVILLE, IN May 25, 2011 — UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI”), today announced results for the first quarter ended March 31, 2011. Combined net sales for Holdings and UCI of $245.6 million for the three months ended March 31, 2011 was up $15.3 million, or 6.6%, compared to the year-ago quarter. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the retail, OEM and heavy duty channels, with a decline in the traditional and OES (new car dealer service) channels. On January 26, 2011, Holdings, an affiliate of Rank Group Limited of New Zealand, completed the acquisition of UCI.
Combined earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $36.1 million for the first quarter, compared with $40.7 million for the year-ago quarter. The reconciliation of net income (loss) to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.
The combined net loss for the quarter was $48.1 million, including $53.1 million, net of tax, in special charges, consisting primarily of costs related to the UCI acquisition (including merger and acquisition costs, loss of early extinguishment of debt, debt commitment fees, and inventory step up), other integration costs, stock compensation expense, patent and class action litigation costs, costs of obtaining new business and restructuring and severance costs. Excluding these items, adjusted net income would have been $5.0 million for the quarter. Adjusted net income attributable to UCI for the first quarter of 2010 was $10.2 million, excluding $3.6 million, net of tax, in special charges, consisting of restructuring and severance costs, patent and class action litigation costs, holding company non-operating costs and costs of obtaining new business.
“We continued showing revenue growth in the first quarter of 2011, particularly in our core retail market, as well as the heavy duty and OEM channels,” said Bruce Zorich, Chief Executive Officer of UCI. “Near record gas prices, however, have begun to affect miles driven which, in turn is impacting the sale of replacement parts. On the operating side, while we had another strong quarter, our costs of sales were affected by a higher mix of purchased versus manufactured parts, higher commodities costs and increased labor and benefits costs. We continue to work diligently on our cost structure to offset these issues.”

As of March 31, 2011, the company’s cash on hand was $47.5 million, and total debt was $698.8 million.
Conference Call
Holdings will host a conference call to discuss its results and performance on Thursday, May 26, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.
A replay of the call will be available from May 27 for a 14 day period, at www.uciholdings.com. Click on the UCI 2011 1st Quarter Results button.
About UCI Holdings Limited
UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.
Forward Looking Statements
All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings’ control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements. Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.
For More Information, Contact:

Keith Zar (812) 867-4289

UCI Holdings Limited
Condensed Consolidated Income Statements
(in thousands)

	Successor	Predecessor
	Three Months	January 1, 2011	Three Months
	Ended March 31,	through January	Ended March 31,
	2011	25, 2011	2010
	(unaudited)	(unaudited)	(unaudited)
Net sales	$166,710	$78,842	$230,304
Cost of sales	143,948	60,296	173,076

Gross profit	22,762	18,546	57,228

Operating expense
Selling and warehousing	(12,049)	(5,167)	(14,295)
General and administrative	(9,404)	(4,390)	(11,431)
Amortization of acquired intangible assets	(3,560)	(405)	(1,335)
Merger and acquisition costs	(8,497)	(5,170)	—
Restructuring costs, net	(109)	—	(2,036)
Stock-based compensation expense	—	(15,082)	(119)
Patent litigation costs	(33)	(500)	(964)

Operating income (loss)	(10,890)	(12,168)	27,048

Other expense
Interest expense, net	(10,016)	(4,663)	(14,791)
Management fee expense	—	(139)	(500)
Loss on early extinguishment of debt	—	(24,153)	—
Debt financing commitment fees	(5,945)	—	—
Miscellaneous, net	(648)	(727)	(951)

Income (loss) before income taxes	(27,499)	(41,850)	10,806
Income tax benefit (expense)	7,269	13,952	(4,225)

Net income (loss)	(20,230)	(27,898)	6,581
Less: Loss attributable to noncontrolling interest	—	—	(35)

Net income (loss) attributable to UCI Holdings Limited	$(20,230)	$(27,898)	$6,616

The condensed consolidated financial statements as of March 31, 2011 and for the three months ended March 31, 2011 of UCI Holdings Limited represent those of the Successor. Because UCI Holdings Limited was formed on November 26, 2010, it has no financial statements as of or for periods ended prior to that date. Prior to acquiring UCI International, UCI Holdings generated no net sales, had no operations and only incurred merger and acquisition costs and debt issuance costs in anticipation of acquiring UCI International. As such, UCI Holdings Limited’s income statement only includes UCI International’s activity since the date of the acquisition.
The condensed consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and for the three months ended March 31, 2010 represent those of the Predecessor.

UCI Holdings Limited
Condensed Consolidated Balance Sheets
(in thousands)

	Successor	Predecessor
	March 31,	December 31,
	2011	2010
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$47,513	$200,330
Accounts receivable, net	278,843	271,832
Inventories, net	147,652	144,156
Deferred tax assets	43,486	38,377
Restricted cash	—	16,290
Other current assets	17,859	17,663

Total current assets	535,353	688,648

Property, plant and equipment, net	160,039	135,060
Goodwill	316,132	241,461
Other intangible assets, net	434,133	63,048
Deferred financing costs, net	21,244	9,937
Other long-term assets	6,534	7,103

Total assets	$1,473,435	$1,145,257

Liabilities and shareholder’s equity

Current liabilities
Accounts payable	$123,675	$115,159
Short-term borrowings	—	3,271
Current maturities of long-term debt	3,298	4,473
Due to Rank Group Limited	14,643	—
Accrued expenses and other current liabilities	130,730	131,331

Total current liabilities	272,346	254,234

Long-term debt, less current maturities	695,465	766,735
Pension and other postretirement liabilities	74,025	87,040
Deferred tax liabilities	126,444	8,975
Other long-term liabilities	5,403	4,636

Total liabilities	1,173,683	1,121,620

Shareholder’s equity	299,752	23,637

Total liabilities and shareholder’s equity	$1,473,435	$1,145,257

UCI Holdings Limited
Condensed Consolidated Statements of Cash Flows
(in thousands)

	Successor	Predecessor
	Three Months	January 1, 2011	Three Months
	Ended	through	Ended
	March 31, 2010	January 25, 2011	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$5,777	$(6,680)	$37,570

Cash flows from investing activities
Acquisition of UCI International, Inc., net of cash acquired	(185,270)	—	—
Capital expenditures	(2,621)	(1,571)	(5,841)
Proceeds from sale of property, plant and equipment	127	—	77
Decrease in restricted cash	16,290	—	—

Net cash used in investing activities	(171,474)	(1,571)	(5,764)

Cash flows from financing activities
Issuances of debt	—	—	5,557
Debt repayments	(1,456)	(2,633)	(3,290)
Payment of deferred financing costs	(15,986)	(920)	—
Payment of debt commitment fees	(3,970)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount)	298,500	—	—
Issuance of Senior Notes	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—
Equity contribution	320,000	—	—
Proceeds from exercise of stock options	—	1,077	—

Net cash provided by (used in) financing activities	213,035	(2,476)	2,267

Effect of currency exchange rate changes on cash	175	127	(143)

Net increase (decrease) in cash and cash equivalents	47,513	(10,600)	33,930

Cash and cash equivalents at beginning of year	—	200,330	131,942

Cash and cash equivalents at end of period	$47,513	$189,730	$165,872

EBITDA and Adjusted EBITDA
     EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA as presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in UCI’s senior secured credit facilities and the indenture governing UCI’s senior notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include significant items of a non-recurring or unusual nature that cannot be attributed to ordinary business operations, restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful in measuring the ability of those issuers to meet debt service obligations. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing our senior notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.
     UCI Holdings Limited acquired UCI International, Inc. on January 26, 2011. As such, Holdings’ results of operations for the three months ended March 31, 2011 include the results of operations of UCI International only from the acquisition date. UCI’s senior secured credit facilities and the indenture governing UCI’s senior notes require us to calculate Adjusted EBITDA for the three months ended March 31, 2011 as if the acquisition had occurred on January 1, 2011. The column titled “Combined” on the following table represents the combination of the Successor three months ended March 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011. The combined Adjusted EBITDA of $36.1 million for the three months ended March 31, 2011 represents our Adjusted EBITDA as if the acquisition had occurred on January 1, 2011.

Schedule A
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA
(dollars in millions)

	Combined	Successor	Predecessor
	Three	Three	January 1,	Three
	Months	Months	2011	Months
	Ended	Ended	through	Ended
	March 31,	March 31,	January 25,	March 31,
	2011	2011	2011	2010
Net income (loss)	$(48.1)	$(20.2)	$(27.9)	$6.6
Income tax expense (benefit)	(21.3)	(7.3)	(14.0)	4.2
Net interest expense	14.7	10.0	4.7	14.8
Depreciation and amortization expense	11.2	8.3	2.9	9.0

EBITDA	(43.5)	(9.2)	(34.3)	34.6
Restructuring costs and severance	0.1	0.1	—	2.1
Patent litigation costs	0.5	—	0.5	1.0
Cost of defending class action litigation	3.2	2.4	0.8	0.9
New business changeover and sales commitment costs	0.1	0.1	—	0.6
UCI International, Inc. non-operating expenses	—	—	—	0.9
Loss on early extinguishment of debt	24.2	—	24.2	—
Merger and acquisition costs	13.7	8.5	5.2	—
Inventory step up	15.8	15.8	—	—
Debt commitment fees	5.9	5.9	—	—
Integration costs	0.7	0.7	—	—
Non-cash stock compensation expense	15.1	—	15.1	0.1
Swaption mark to market	0.2	(0.1)	0.3	—
Management fee	0.1	—	0.1	0.5

Adjusted EBITDA	$36.1	$24.2	$11.9	$40.7

Net sales	$245.6	$166.7	$78.8	$230.3
Adjusted EBITDA margin	14.7%	14.5%	15.1%	17.7%